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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
Amendment No. 1

Nautilus, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

63910B102

(CUSIP Number)

Direct any Notices and Communications to:

George J. Mazin, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, NY 10112

April 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 63910B102	Page 2 of 7 Pages

THIS SCHEDULE 13D AMENDMENT NO. 1 (THE “AMENDED 13D”) AMENDS AND RESTATES THE SCHEDULE 13D FILED ON FEBRUARY 15, 2006 BY ENDOWMENT CAPITAL, L.P., LONG DRIVE, L.P., ENDOWMENT CAPITAL GROUP, LLC, ENDOWMENT CAPITAL GROUP, L.P., AND MR. PHILIP TIMON (THE “PRIOR 13D”).  THIS AMENDED 13D CORRECTS THE PRIOR 13D AND REPORTS THAT ONLY MR. TIMON IS THE REPORTING PERSON WITH RESPECT TO THE SECURITIES REPORTED THEREIN BECAUSE, AS OF THE DATE OF THE TRANSACTIONS REPORTED IN THE PRIOR 13D, MR. TIMON POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES.  FURTHER, THIS AMENDED 13D REPORTS A MATERIAL DECREASE IN THE PERCENTAGE OF THE CLASS OF THE SUBJECT SECURITIES REPORTED HEREIN.

1	NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

PHILIP TIMON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

Not Applicable

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,613,929*

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

2,613,929*

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,613,929*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.97%

14	TYPE OF REPORTING PERSON

IN

*

Endowment Capital, L.P., and Long Drive, L.P., each a Delaware limited partnership (collectively, the “Limited Partnerships”), own in the aggregate 2,613,929 shares of the common stock, no par value per share (the “Shares”) of Nautilus, Inc., a Washington corporation (the “Company”).  Endowment Capital Group, LLC, a Delaware limited liability company, is the sole general partner of each of the Limited Partnerships.  Mr. Philip Timon is the sole managing member of Endowment Capital Group, LLC.  As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships.  Thus, as of April 13, 2006, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 2,613,929 Shares, or approximately 7.97% of the Shares deemed issued and outstanding as of that date.  Mr. Timon’s interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

CUSIP No. 63910B102	Page 3 of 7 Pages

ITEM 1.	Security and Issuer

	(a).	Name of Issuer: NAUTILUS, INC.

	(b).	Address of Issuer’s Principal Executive Offices:

1400 NE 136th Avenue
Vancouver, Washington 98684

	(c).	Title of Class of Securities: Common Stock, no par value

	(d).	CUSIP Number: 63910B102

ITEM 2.	Identity and Background

                     This Statement is being filed by Mr. Philip Timon, whose business address is 1105 North Market Street, 15th Floor, Wilmington, DE 19801, who serves as the managing member of Endowment Capital Group, LLC, which is the sole general partner of the Limited Partnerships, and in such capacity is principally responsible for the management of the affairs of the Limited Partnerships.  The Limited Partnerships are each engaged in the investment in personal property of all kinds including but not limited to capital stock, depository receipts, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of various kind and nature.  Mr. Timon has never been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Timon is a United States citizen.

CUSIP No. 63910B102	Page 4 of 7 Pages

ITEM 3.	Source and Amount of Funds or Other Consideration.

                     The Limited Partnerships have invested an aggregate amount of $44,212,033.96 (exclusive of brokerage commissions) in the Shares of the Company reported hereunder.  Some of these funds were invested directly in the Shares of the Company, and some were invested in securities convertible into, exercisable or exchangeable for Shares.  The sources of the funds used to purchase the Shares of the Company held by the Limited Partnerships and the securities convertible into, exercisable or exchangeable for Shares by the Limited Partnerships are the working capital of the Limited Partnerships.

ITEM 4.	Purpose of Transaction.

                     The Limited Partnerships acquired and continue to hold the Shares as a long-term investment.  Mr. Timon utilizes a fundamental, research-driven process to identify companies as being fundamentally undervalued and possessing the potential for high growth.  In implementing this process, Mr. Timon identified the Company as an entity satisfying his rigorous investment criteria.

                     Mr. Timon reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management.  The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company’s board of directors, senior management decisions and extraordinary business transactions.

                     In addition to the actions set forth above, Mr. Timon may engage in any of the actions specified in Item 4(b) through 4(j) to the Schedule 13D general instructions.  Except as set forth above, Mr. Timon has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

CUSIP No. 63910B102	Page 5 of 7 Pages

ITEM 5.	Interest in Securities of the Issuer.

                     Based upon the information set forth in the Company’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 16, 2006, there were 32,800,986 Shares issued and outstanding as of March 1, 2006.  As of April 13, 2006, the Limited Partnerships own in the aggregate 2,613,929 Shares.  Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships.  Thus, as of April 13, 2006, for purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 2,613,929 Shares, or approximately 7.97% of the Shares deemed issued and outstanding as of that date.

                     Mr. Timon’s interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

                     The following table details the transactions during the sixty days prior to April 13, 2006 in Shares, or securities convertible into, exercisable or exchangeable for Shares, by Mr. Timon or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):

Date	Transaction	Symbol	Description	# of Shares or Units	Price per Share or Unit ($)

3/03/2006	BY	NLS	NLS shares	20,000	15.1274
3/03/2006	BY	NLS	NLS shares	30,000	15.2167
3/06/2006	BY	NLS	NLS shares	27,500	14.9367
3/07/2006	BY	NLS	NLS shares	52,500	14.9128
3/07/2006	BY	NLS	NLS shares	28,750	14.7800
3/07/2006	CS	NLS+SV	Put NLS Jul 12.50	1,250	0.6600
3/08/2006	BY	NLS	NLS shares	10,000	15.0500
3/09/2006	BY	NLS	NLS shares	20,300	14.9416
3/09/2006	BY	NLS	NLS shares	30,000	14.9157
3/09/2006	BY	NLS	NLS shares	42,000	15.0500
3/09/2006	CS	NLS+SV	Put NLS Jul 12.50	2,000	0.6750
3/10/2006	BY	NLS	NLS shares	21,300	14.9035
3/10/2006	BY	NLS	NLS shares	47,250	14.8000
3/10/2006	BY	NLS	NLS shares	14,900	14.8957
3/10/2006	BY	NLS	NLS shares	11,500	14.7523
3/10/2006	CS	NLS+SV	Put NLS Jul 12.50	1,444	0.7500
3/10/2006	CS	NLS+SV	Put NLS Jul 12.50	806	0.7500
3/13/2006	BY	NLS	NLS shares	38,100	15.1365
3/13/2006	BY	NLS	NLS shares	35,000	15.0944
3/14/2006	BY	NLS	NLS shares	40,000	14.6932
3/14/2006	BY	NLS	NLS shares	200	14.5750
3/15/2006	BY	NLS	NLS shares	5,000	14.8500
3/21/2006	BY	NLS	NLS shares	5,000	15.0344
3/21/2006	BY	NLS	NLS shares	25,000	15.1000
3/21/2006	CS	OND+MV	Put NLS Jan 12.50	1,000	1.2000
3/22/2006	BY	NLS	NLS shares	900	14.9000
3/23/2006	BY	NLS	NLS shares	19,100	14.9632
3/29/2006	BY	NLS	NLS shares	12,000	14.8008

CUSIP No. 63910B102	Page 6 of 7 Pages

Date	Transaction	Symbol	Description	# of Shares or Units	Price per Share or Unit ($)

4/03/2006	CS	OND+MV	Put NLS Jan 12.50	1,000	1.1417
4/04/2006	SL	NLS	NLS shares	30,000	15.5375
4/04/2006	SL	NLS	NLS shares	2,200	15.7055
4/05/2006	SL	NLS	NLS shares	25,000	16.7104
4/06/2006	SL	NLS	NLS shares	9,000	16.8208
4/13/2006	CS	OND+MV	Put NLS Jan 12.50	3,000	0.7932

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

CUSIP No. 63910B102	Page 7 of 7 Pages

SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHILIP TIMON

Date: April 13, 2006	By	/S/ Philip Timon

Philip Timon, in his capacity as sole managing member of Endowment Capital Group, LLC, the sole general partner of Endowment Capital, L.P. and Long Drive, L.P.